Exhibit 99.1

Draganfly Partners with Women And Drones to Help Drive Excellence in the Drone Industry

Los Angeles, CA. January 19, 2022 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce a partnership with Women And Drones, the premier global platform for women who are disrupting, innovating and shaping the future of STEM and aviation.

Women And Drones is the leading membership organization dedicated to driving excellence in the uncrewed aircraft systems (UAS) and Advance Air Mobility (AAM) industry by advocating for female participation in this dynamic segment of the global economy. From 2018 to 2021, the organization has been named one of the top companies to watch in the UAS industry.

Women And Drones’ educational programs range from kindergarten to career in an effort to balance the gender equation in the industry currently, as well as for the future of flight. The organization offers Drone Flight Services including aerial imagery and drone product beta testing.

According to evtol.com, data shows that women are still severely under-represented in the drone industry. As of June 2021, approximately 6.7 percent of drone pilots registered by the Federal Aviation Administration (FAA) were women.

“Draganfly is thrilled to be working with Woman And Drones to support and elevate women in the UAS and AAM industry. Our company was built on inclusivity and a passion for creating the world’s best drone solutions. Diversity is crucial to the success and growth of this important segment of the global economy,” said Cameron Chell, CEO of Draganfly.

“It is an honor to partner with Draganfly, a global UAV leader, to inspire more women to pursue careers in STEM and aviation, with an emphasis on UAS and AAM. Together, we look forward to bolstering diversity, equity and inclusion in the drone industry, which will improve business outputs and profitability,” said Sharon Rossmark, CEO of Women And Drones.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Women And Drones:

Women And Drones is the leading membership organization dedicated to driving excellence in the uncrewed aircraft systems (UAS) and Advanced Air Mobility (AAM) industry by advocating for female participation in this dynamic segment of the global economy. We partner with companies committed to an inclusive culture where women can thrive. Our educational programs range from kindergarten to career in efforts to balance the gender equation in the industry now, as well as for the future of flight.

For more information, visit https://womenanddrones.com/.

Company Contact

Email: hello@womenanddrones.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, ”intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the Company’s partnership with Women And Drones. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.